SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2010.

OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

Audited Financial Statements And Supplemental Schedules Cenveo 401(k) Savings and Retirement Plan Year Ended December 31, 2010 With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and Retirement Plan

Table of Contents

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cenveo 401(k) Savings and Retirement Plan (Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) schedule H, line 4a – schedule of delinquent participant contributions and (2) schedule H, line 4i – schedule of assets (held at end of year) as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ O’Connor Davies Munns & Dobbins, LLP
Harrison, New York
June 29, 2011

Cenveo 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
ASSETS
Investments, at fair value
Common/collective trusts	$202,323,137	$184,670,791
Mutual funds	136,185,738	107,856,844
Cenveo common stock	11,735,427	19,772,191
Group annuity separate account	–	278,962

Total investments	350,244,302	312,578,788

Receivables
Notes receivable from participants	12,338,336	10,947,506
Employee contributions	338,385	269,400
Employer contributions	367	–

Total receivables	12,677,088	11,216,906

Non-interest bearing cash	14,316	50,686

Total assets	362,935,706	323,846,380

LIABILITIES
Accrued administrative expenses	12,490	–

Net assets reflecting investments at fair value	362,923,216	323,846,380

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(3,686,010)	(2,868,576)

Net Assets Available for Benefits	$359,237,206	$320,977,804

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

ADDITIONS
Contributions
Employer contributions	$13,895
Employee contributions	13,774,854
Rollover	671,458
Transfer of assets into this Plan	38,572,956

Total contributions	53,033,163

Investment income
Net appreciation in fair value of investments	21,908,695
Interest and dividend income	6,945,545

Total investment income	28,854,240

Total additions	81,887,403

DEDUCTIONS
Distributions to participants	42,871,282
Administrative expenses	756,719

Total deductions	43,628,001

Net increase	38,259,402

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	320,977,804

End of year	$359,237,206

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was adopted effective March 1, 1994 and is an earnings deferral plan of Cenveo Corporation (Company). The Plan includes nonunion and certain eligible union employees that are not leased employees and have become eligible according to their collective bargaining agreements. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 (ERISA). All Plan assets are held by the Plan trustee, Mercer Trust Company (Mercer).

Nonunion and certain eligible union employees that are not leased employees and who are expected to work 1,000 hours in a Plan year, or if they are expected to complete 1,000 hours of service in a consecutive 12-month period become eligible to participate in the Plan on the first day of the month following 30 days of service with the Company. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and up to certain dollar amounts as limited by the Internal Revenue Service (IRS). Participants may also contribute amounts representing rollover distributions from qualified retirement plans. The Company matches participant contributions to the Plan in accordance with their respective union agreements. The Company did not make a discretionary matching contribution to the Plan for the year ended December 31, 2010.

Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company contributions become fully vested. Vesting schedules for union participants are in accordance with their applicable union agreements. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.	Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Loans to Participants

Under the current Plan, participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in their account. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participant's non-forfeitable interest in their account. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to 10 years. Outstanding loans for acquired participants have been transferred into the Plan at their respective interest rates and due dates.

The Plan adopted newly issued Financial Accounting Standards Board (FASB) guidance on participant loans. Among other things, such guidance requires participant loans to be measured at their unpaid principal balance plus any accrued unpaid interest, and that they be classified as notes receivable from participants. Previously, these loans were classified as investments and were valued at amortized cost, which approximates fair value. As required by this guidance, the 2009 statement of net assets available for benefits has been reclassified to conform to the revised presentation requirements. Adoption of this guidance did not affect the carrying value of participant loans.

Payment of Benefits

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance in the Plan until normal retirement age if their account balance is greater than $5,000. The Plan provides for hardship distributions if certain conditions are met.

Expenses

Certain administrative expenses of the Plan are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participants’ accounts.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan (continued)

Forfeitures

Upon termination by a participant, Company contributions that have not vested are used to offset future administrative expenses or Company contributions. At December 31, 2010 and 2009, forfeited non-vested non-participant directed accounts totaled $2,460,626 and $2,451,229, respectively. The Company paid $213,891 for administrative expenses using non-vested forfeitures in 2010.

Transfer of Assets into the Plan

On June 18, 2010, the Nashua Corporation Employees’ Savings Plan (Nashua) was merged into the Plan. On June 24, 2010, the Graphic Arts Center Union Employees 401(k) Plan (Portland) was merged into the Plan. On December 22, 2010, the Software Services, LC 401(k) Plan (Glyph) was merged into the Plan.

Information regarding the transfer of such assets into the Plan is as follows:

Nashua	$34,701,085
Portland	3,659,937
Glyph	211,934

$38,572,956

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Concentration of Market and Credit Risk

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds or common collective trust funds. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America (GAAP).

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

2.           Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value Measurement

The Plan performs fair value measurements in accordance with the FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

Investment Valuation and Income Recognition

The Plan's investments are recorded in the financial statements at fair value based on published market value, except for certain common/collective trusts, which are recorded at contract value. Purchases and sales are recorded on a trade-date basis. Interest income is on the accrual basis. Dividends are recorded on the ex-dividend date. Unrealized and realized appreciation (depreciation) of investments during the year is included in net appreciation in the fair value of investments in the statement of changes in net assets available for benefits.

Payment of Benefits

Payment of benefits are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (ASU No. 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2, and 3 of fair value measurements are defined in Note 5. The Plan adopted this new accounting standards update in 2010, except for the provisions of this update that will be effective in the year ending December 31, 2011. The adoption in 2010, did not have a material affect, and the future adoption is not expected to have a material affect, on the Plan’s financial statements.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

3.           Income Tax Status

The Plan has received a determination letter from the IRS dated December 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. A renewal determination letter application has been submitted to the IRS. The status of the application is pending. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.           Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2010	2009
Fair Value
Mutual Funds:
PIMCO Total Return Fund	$35,368,030	$32,458,863
T. Rowe Price Blue Chip Growth Fund	29,008,888	16,649,707
Harbor Capital International Fund	27,948,601	24,000,670
Common/Collective Trusts:
SSGA S&P 500 Index Flagship	48,670,552	45,331,524
Cenveo Common Stock	*	19,772,191
Contract Value
Putnam Stable Value Fund	63,640,722	66,325,457

*Investment represents less than 5% of the Plan’s net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the year ended December 31, 2010 as follows:

Mutual funds	$14,065,462
Common/collective trusts	15,184,787
Cenveo common stock	(7,353,665)
Group annuity separate account	12,111

$21,908,695

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

4.           Investments  (continued)

Fully Benefit-Responsive Investment Contracts

The Plan currently invests in two fully benefit-responsive investment contracts called the Putnam Stable Value Fund and the Fidelity Managed Income Portfolio Fund, collectively (the Funds). For the year ended December 31, 2009, the Plan was invested in only the Putnam Stable Value Fund. The Funds maintain their contributions in the common/collective trusts. The investment contracts are included in the financial statements at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily withdraw or transfer all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair value of the Putnam Stable Value Fund at December 31, 2010 and 2009 was $67,283,517 and $69,194,032, respectively. For the years ended December 31, 2010 and 2009, the crediting interest rates were approximately 4.2% and 3.8%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rates were approximately 4.0% and 3.0% for the plan years ended December 31, 2010 and 2009, respectively.

The fair value of the Fidelity Managed Income Portfolio Fund at December 31, 2010 was $5,314,980. For the year ended December 31, 2010, the crediting interest rate was approximately 1.4%. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rate was approximately 2.7% for the year ended December 31, 2010.

5.           Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

5.           Fair Value Measurements (continued)

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of fair value hierarchy as follows:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Total

Mutual funds
Stock funds	$100,817,708	$–	$–	$100,817,708
Fixed income funds	35,368,030	–	–	35,368,030

Total mutual funds	136,185,738	–	–	136,185,738

Common stock	11,735,427	–	–	11,735,427

Common/collective trusts
Stable value funds	–	72,598,497	–	72,598,497
Lifecycle funds	–	81,054,088	–	81,054,088
Balanced funds	–	48,670,552	–	48,670,552

Total common/collective trusts	–	202,323,137	–	202,323,137

Total investments at fair value	$147,921,165	$202,323,137	$–	$350,244,302

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

5.           Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Total

Mutual funds
Stock funds	$75,397,980	$–	$–	$75,397,980
Fixed income funds	32,458,864	–	–	32,458,864

Total mutual funds	107,856,844	–	–	107,856,844

Common stock	19,772,191	–	–	19,772,191

Common/collective trusts
Stable value funds	–	69,194,032	–	69,194,032
Lifecycle funds	–	70,145,235	–	70,145,235
Balanced funds	–	45,331,524	–	45,331,524

Total common/collective trusts	–	184,670,791	–	184,670,791

Group annuity separate account	–	–	278,962	278,962

Total investments at fair value	$127,629,035	$184,670,791	$278,962	$312,578,788

The Plan’s mutual fund and common stock investments are measured at fair value, and are classified within Level 1 of the fair value hierarchy. The fair value of these investments are based on quoted market prices in active markets. The Plan’s common/collective trusts are classified as Level 2 as they are valued based on quoted prices in active markets and other observable inputs. The valuation techniques used to measure the fair value of the fully benefit-responsive investment contract that is included within the common/collective trusts category is described in Note 4.

The table below sets forth a summary of changes in fair value of the Plan’s group annuity separate account, which was classified as Level 3.

Beginning of year	$278,962
Inter fund transfers	(288,738)
Distributions to participants	(2,335)
Investment income	12,111

End of year	$–

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

6.	Party-in-Interest Transactions

Certain Plan investments are managed by Mercer. Mercer is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 2,197,646 and 2,259,679 shares of the Company’s common stock as of December 31, 2010 and 2009, with fair values of $11,735,427 and $19,772,191, respectively.

7.	Reconciliation of Financial Statements to Form 5500

For the Plan years ended December 31, 2010 and 2009, Form 5500 was prepared on the accrual basis of accounting.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$359,237,206	$320,977,804
Deemed distributions	(1,470,180)	(1,263,712)
Net assets available for benefits per the Form 5500	$357,767,026	$319,714,092

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

Distributions to participants per the financial statements	$42,871,282
Deemed distributions	206,468
Distributions to participants per the Form 5500	$43,077,750

Cenveo 401(k) Savings and Retirement Plan

Supplemental Schedule

December 31, 2010

Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN 84-1250534
Plan # 001

Total that Constitute Nonexempt Prohibited Transactions
Participant			Contributions	Total Fully
Contributions		Contributions	Pending	Corrected Under
Transferred	Contributions	Corrected	Correction	VFCP and PTE
Late to Plan	Not Corrected	Outside VFCP	in VFCP	2002-51

$241	$–	$–	$–	$241

See Report of independent registered public accounting firm

Cenveo 401(k) Savings and Retirement Plan
Supplemental Schedule
December 31, 2010

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)		EIN 84-1250534 Plan # 001
	(c) Description of
	Investment, Including
(b) Identity of Issue	Maturity Date, Par or		(e) Current
(a) Borrower, Lessor, or Similar Party	Maturity Value		Value

Mutual Funds:
American Beacon Large Cap Value Fund	917,807		$17,897,240
Harbor Capital International Fund	461,579		27,948,601
Vanguard Extended Market Index	221,628		9,146,604
T. Rowe Price Blue Chip Growth Fund	760,789		29,008,888
Alger SMID Cap Growth Fund	625,813		9,931,653
Invesco US Small/Mid Cap Value Fund Class Y	705,402		6,884,722
PIMCO Total Return	3,259,726		35,368,030
* Cenveo Common Stock	2,197,646		11,735,427
Common/Collective Trusts:
* Putnam Stable Value Fund	63,640,722		63,640,722
Pyramis Index Lifecycle 2000	172,502		1,825,072
Pyramis Index Lifecycle 2005	151,212		1,584,706
Pyramis Index Lifecycle 2010	587,740		6,212,410
Pyramis Index Lifecycle 2015	1,217,963		13,215,698
Pyramis Index Lifecycle 2020	1,793,118		17,949,115
Pyramis Index Lifecycle 2025	1,715,572		17,207,189
Pyramis Index Lifecycle 2030	1,170,750		11,168,955
Pyramis Index Lifecycle 2035	664,868		6,356,137
Pyramis Index Lifecycle 2040	310,383		2,926,907
Pyramis Index Lifecycle 2045	172,077		1,627,842
Pyramis Index Lifecycle 2050	104,372		980,057
SSGA S&P 500 Index Flagship	2,013,926		48,670,552
Fidelity Managed Income Portfolio	5,271,765		5,271,765
			346,558,292

* Notes Receivable from Participants	4.25% - 11.00	%**	12,338,336

			$358,896,628
* Represents a party-in-interest as defined by ERISA ** Maturing from January 2011 through January 2036

See Report of independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011	Cenveo 401(k) Savings and Retirement Plan

/s/ Mark S. Hiltwein
Mark S. Hiltwein
Chief Financial Officer